Mail Stop 0505   February 9, 2005

David C. Phelan, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109

Re: Pioneer Floating Rate Trust (the "Fund")
        Registration Statement on Form N-2
        Registration Numbers 333-121930; 811-21654
        Filed January 10, 2005

Dear Mr. Phelan:

We have reviewed the registration statement referenced above and have the following
comments. Pursuant to Release No. 33-6510 and in reliance upon the representations
contained in your transmittal letter, we limited our review of the registration statement.
All page references are to the marked courtesy copy.

Registration Statement

Prospectus

Cover Page

Specify whether the Preferred Shares have a maturity date.

Under the heading "Portfolio Contents" clarify that the Senior Loans in which the Fund
invests are typically "junk bonds."

Revise the last sentence of the last paragraph to clarify that investors should consider the
Preferred Shares to be illiquid securities.

Table of Contents, page 4

The Table of Contents makes reference to "Additional Compensation" disclosure that has
yet to be included in the prospectus. Note that all consideration paid to the underwriters,
irrespective of its source, must be reflected in the pricing table. Accordingly, revise the

pricing table appearing on the outside front cover page of the prospectus as appropriate. See Instruction 2 to Item 1.1.g. of Form N-2.

Refer to the last sentence of the paragraph appearing after the Table of Contents. Note that a current prospectus must precede or accompany all offers and sales of securities not otherwise made pursuant to an applicable exemption from registration under the Securities Act of 1933.

Use of Leverage by the Fund, page 12

Clarify whether the Fund intends to issue debt.

Briefly explain how derivatives "amplify the effects of leverage in the Fund's portfolio."

Interest Rate Risk, page 13

Clarify whether the interest paid on the Senior Loans will be based on shorter-term and/or longer-term interest rates.

Indicate what will give rise to the possible increase in the dividend rates on the Preferred Shares in the event that short-term interest rates rise.

Ratings and Asset Coverage, page 14

Specify that a ratings downgrade or withdrawal could have a material negative impact on the price of the Preferred Shares.

In the last sentence, clarify that a redemption could occur at a time that is not favorable for investors and/or the Fund.

Senior Loans Risk, page 16

In the first sentence of the second paragraph, clarify that the Senior Loans in which the Fund invests are commonly referred to as "junk bonds." In this regard, you should delete the first paragraph.

Expand the second paragraph to indicate, if true, that as a holder of a Senior Loan in default, the Fund may be required to take possession of and liquidate the underlying collateral.

Disclose the types of collateral that will typically secure the Senior Loans in which the Fund may invest. Disclose any material categories of collateral securing the loans in which the Fund currently invests, and indicate whether the Fund has a policy not to invest in a maximum percentage of loans secured by a particular category of collateral. Provide additional risk factor disclosure, as applicable.

Disclose the approximate percentage of loans in the Fund's portfolio that are secured by specific collateral and the approximate loan-to-underlying collateral value ratio. Disclose whether or not there is any minimum percentage of the Fund's portfolio that must be secured by specific collateral and whether or not the loans in which the Fund invests must meet a minimum loan-to-underlying collateral value ratio. Lastly, supplementally advise the staff whether the Fund invests in Senior Loans not secured by specific collateral. If so, please explain to the staff how these loans constitute "senior loans."

Liquidity Risk, page 18

Clarify whether the Fund is managed in such a manner that the liquidity of its portfolio will match the Preferred Stock obligations as they come due.

Derivatives Risk, page 19

It would appear that the maximum amount of Fund assets that could be invested in derivatives would be 20% of its total assets; please disclose the actual maximum amount.

The discussion under "Hedging and Interest Rate Transactions" indicates that the Fund may use derivatives for hedging purposes. Indicate whether the Fund could also use derivatives for speculative purposes.

Portfolio Composition, page 33

What types of Senior Loans are included in the "Short-Term" line item in the tabular presentation? Are they exclusively investment grade debt securities and, if so, what are their ratings? If the Fund invests in unrated or below investment grade rated short-term debt securities, then those investments, as well as their ratings, should be reflected in the table.

The table presents the composition of the Fund's investment portfolio based on the highest rating assigned to each investment. The table should also present the portfolio's composition based on the lowest rating assigned to each investment.

Clarify what "Value" is used for each of the Senior Loan categories presented in the table.

Supplementally confirm that no Senior Loan in the Fund's portfolio is rated below "Ca/CC."

Why are "other fixed-income securities," as well as their corresponding ratings, not included in the table?

Securities and Exchange Commission Inquiries, page 49

Indicate the date on which the requests were received from the Securities and Exchange Commission.

Identify the "certain Broker-Dealers" that have received the referenced request for voluntary investigations. In this regard, also identify any "other participants in the auction rate securities markets" that are eligible to participate in the auction for the Preferred Shares that have received the above-referenced request.

Disclose the nature of the "practices and procedures" to which the requests for voluntary investigations relate.

Expand the last sentence to specify that the value of the Preferred Shares may also be affected.

Ratings and Asset Coverage Risk, page 49

Supplementally discuss the extent to which the entities rating the Preferred Shares dictate any investment restrictions.

Net Asset Value, page 82

In the second sentence of the second paragraph, change the word "may" to the word "will." Make similar changes to the third and the fifth sentences of the third paragraph.

Underwriting, page 86

Supplementally indicate whether the Fund, the Adviser, the Subadviser, or the Auction Agent is affiliated with any Broker-Dealer for the Preferred Shares.

Statement of Additional Information

Investment Restrictions, page 20

Expand fundamental investment restriction (2) to clarify that, in connection with any borrowing, the Fund also will not pledge more than one-third of its assets (including the amount borrowed.)

Signature Page

Provide the signature of the Fund's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act of 1933 should indicate each capacity in which he or she signs the registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 942-0627.

Sincerely,

Dominic Minore
Attorney